[BUNGE LOGO]                                                           Exhibit 1
                                                                       ---------

                                                Contact:    Hunter Smith
                                                            Bunge Limited
                                                            1-914-684-3450
                                                            hsmith@bunge.com


          Bunge Limited Reports Record Third Quarter Earnings Per Share

WHITE PLAINS, NY - October 21, 2002 - Bunge Limited (NYSE: BG) reported third quarter 2002 net income of $95 million, or $.96 per share based on a weighted average number of shares of 99,250,814, which represents a 26% increase in earnings per share over net income of $57 million, or $.76 per share based on a weighted average number of shares of 75,221,060, in the same quarter of 2001. For the third quarter of 2002, compared to the same period last year:

        o   Gross profit increased 49% to $496 million

        o   Income from operations rose 76% to $364 million

The agribusiness and fertilizer divisions produced solid improvements in earnings. Particularly strong were grain origination and oilseed processing profitability, which benefited from higher average soybean product margins and a favorable impact on earnings from the devaluation of the Brazilian real. Sales of fertilizer and raw material products were robust, as South American farmers purchased in preparation for the planting season.

Alberto Weisser, Bunge's Chairman and Chief Executive Officer, commented "We are solidly positioned to finish 2002 with record earnings and year-over-year improvements in earnings per share for each quarter."

Mr. Weisser further commented, "The acquisition of Cereol on October 15, 2002 was an important milestone in Bunge's 185-year history. The acquisition makes Bunge the world's leading oilseed processor and seller of bottled vegetable oils to consumers, and dramatically increases our presence in the largest markets for our products, Europe and North America. It also improves our efficiency, by enabling us to increase processing capacity and sell a higher volume of products through our global logistics system, and gives us access to a broader product portfolio. We now handle rapeseed, canola and sunflower seed in our core oilseed processing business, and manufacture, distribute and sell a wider variety of food oils, protein meals for animal feed and food ingredients, such as proteins and lecithins. And, very importantly, the acquisition reduces risk by improving our geographic balance."



                                      1/10

Financial Performance

Three-Month Results

Agribusiness

Sales volumes decreased 4% and gross profit increased 86% over the same period last year in Bunge's agribusiness division. Income from operations for the third quarter of 2002 increased 118% to $284 million. Slower demand from China for soybeans resulted in a decrease in international marketing sales volumes, which was partially offset by increases in grain origination and oilseed processing sales volumes. More than offsetting the negative impact of lower sales volumes were increases in gross profit in grain origination, oilseed processing and international marketing. Gross profit increased primarily due to stronger soybean processing margins and lower operating expenses in Bunge's South American operations, as a result of a 27% devaluation of the Brazilian real versus the U.S. dollar. Grain origination profitability also benefited from a strong South American crop. North American oilseed processing gross profit margins were higher due to favorable margin positions taken earlier in the year. Price volatility in soy products during the third quarter of 2002 created opportunities to improve margins that boosted results over the same period last year.


Fertilizers

Sales volumes increased 20%, and gross profit increased 11% over the same period last year in Bunge's fertilizer division. Income from operations for the third quarter of 2002 increased 13% to $72 million. Sales of retail fertilizer and raw material products were robust, as South American farmers purchased in preparation for the planting season. Animal nutrient sales volumes benefited from a strong export market for Brazilian meat products, particularly poultry.


Food Products

Sales volumes increased 1% and gross profit decreased 5% over the same period last year in Bunge's food products division. Income from operations for the third quarter of 2002 increased 5% to $21 million. On a segment basis, gross profit and income from operations increased in the wheat milling and bakery products segment and in the other segment (consisting of corn products and soy ingredients), but declined in the edible oil segment.

In the edible oil segment, increases in raw material costs, a tough competitive environment and the devaluation of the Brazilian real resulted in a decline in gross profit and income from operations, compared to the same period last year. Partially offsetting the decrease were improvements in profitability in the North American edible oils business. In the wheat milling and bakery products segment, results improved due to a shift to a higher margin product mix and financial pressures facing domestic competitors. In the other segment, corn products sales volumes increased over the third quarter of 2001, and margins were solid. A labor strike settled in August 2001 negatively affected third quarter 2001 results in this segment. Volumes also increased in soy ingredients, but gross profit and income from operations were relatively flat primarily due to higher raw material costs.




                                      2/10

Non-operating income (expense) - net

Non-operating income (expense) - net increased $77 million primarily due to significantly higher foreign exchange losses incurred on the net U.S. dollar denominated monetary liability position of Bunge's Brazilian subsidiaries. The Brazilian real decreased in value by 27% relative to the U.S. dollar in the third quarter of 2002, compared to 14% for the same period in 2001. However, Bunge's hedging positions reduced foreign exchange losses resulting from the devaluation. Net interest expense declined in 2002 due to a decline in short-term interest rates, lower levels of debt and more efficient use of working capital.


Operating Results

Operating result is a key performance measurement used by management to evaluate the operating performance of the company. Operating result adjusts income from operations for the financial costs of carrying operating working capital, including the foreign exchange on debt financing operating working capital.

Operating results increased 59% to $215 million for the third quarter of 2002, compared to the third quarter of 2001. The increase is attributable to improvements in income from operations and a decline in net interest expense. Partially offsetting the increase were higher foreign exchange losses that resulted from the 27% devaluation of the Brazilian real versus the U.S. dollar during the third quarter of 2002. The allocation of foreign exchange losses to operating results partially offsets the expansion of gross profit margins produced by mark-to-market gains on dollarized inventories and lower, local currency operating expenses resulting from the devaluation.


Nine-Month Results

Sales volumes increased 12%, and gross profit increased 43% in the nine months ended September 30, 2002 over the same period last year. Income from operations increased 66% to $629 million. The agribusiness division was the primary catalyst for the increase, as higher sales volumes and gross profit margins improved results. In addition, agribusiness results benefited from the devaluation of the Brazilian real. The fertilizer segment particularly benefited from a strong performance by Fosfertil, as a result of higher fertilizer sales volumes and gross profit margins. Results in the food products division reflected profitability improvements in the wheat milling and bakery products, and other segments, which were partially offset by weaker performance in the edible oil segment.

Non-operating income (expense) - net increased $51 million primarily due to significantly higher foreign exchange losses incurred on the net U.S. dollar denominated monetary liability position of Bunge's Brazilian subsidiaries. The Brazilian real declined in value relative to the U.S. dollar by 40% for the first nine months of 2002, compared to 27% for the same period in 2001. Partially offsetting the foreign exchange losses were foreign exchange gains incurred on the net U.S. dollar denominated monetary asset position of Bunge's Argentine subsidiaries. For the first nine months of 2002, the value of the Argentine peso versus the U.S. dollar declined by 56%. Net interest expense and



                                      3/10
interest on readily marketable inventories declined in the first nine months of 2002 due to a decrease in interest rates and lower levels of debt.

Net income for the nine months ended September 30, 2002 was affected by a $9 million tax credit relating to the refund of taxes paid in prior years and a $6 million decrease in the deferred tax asset valuation allowance, resulting from changes in the realization of certain net operating loss carry-forwards. In addition, Bunge recorded a goodwill impairment charge of $14 million, net of tax, as a cumulative effect of a change in accounting principle, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles, relating to the bakery products business.


Brazil Restructuring

In February 2002, Bunge restructured its corporate organization in Brazil, which generated a net increase in the ownership of its Brazilian operations. Bunge paid $105 million to increase to 83% its interest in Bunge Alimentos and Bunge Fertilizantes. For the nine months ended September 30, 2002, net income was $17 million higher than it would have been if the transaction had not taken place.


New Financings and Other Recent Developments

In order to reduce reliance on short-term borrowings, in July 2002, Bunge reduced the maximum borrowings allowed under its commercial paper facility from $930 million to $600 million. In August 2002, Bunge increased the maximum borrowings under its three-year revolving senior credit facility to $460 million from $420 million. In addition, on September 25, 2002, Bunge completed the private placement of $486 million of senior guaranteed notes. Also, on October 15, 2002, Bunge completed the private placement of $200 million aggregate principal amount of 7.80% senior notes.

In anticipation of the Cereol acquisition, Bunge obtained commitments for a
(euro)500 million 364-day revolving credit facility to refinance Cereol's debt upon closing.

On October 15, 2002, Bunge completed the acquisition of an approximately 55% controlling stake in Cereol S.A. for (euro)449.2 million in cash, and paid Edison S.p.A. (euro)14 million in exchange for a non-compete agreement. The purchase occurred significantly earlier than anticipated due to the timing of regulatory approvals. As required by French law, Bunge has commenced in France the process to purchase the outstanding shares of Cereol that remain publicly held, for (euro)32 per share. As of the closing date, Cereol had approximately
11.6 million shares outstanding. In addition, Edison and Cereol's public shareholders may receive up to (euro)3 per share depending upon the resolution of a pending arbitration.


Outlook

Bill Wells, Chief Financial Officer, stated: "The fourth quarter outlook for our business segments is solid. Therefore, we remain confident in our forecast of net income between $55 to $60 million, or $.55 to $.60 per share, for the fourth quarter of 2002.



                                      4/10

These forecasts are based on conservative assumptions about exchange rates in Brazil. Continued volatility in the Brazilian real may further positively affect income from operations, foreign exchange results, income taxes and net income. In addition, the fourth quarter forecast does not include any impact from our October acquisition of Cereol. Given that the transaction closed earlier than originally anticipated, this might also positively affect our results for the fourth quarter of 2002."


Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EDT on October 21 to discuss the company's third quarter results.

To listen to the conference call, please dial (800) 406-5345, or, if located outside of the United States, dial (913) 981-5571. Please dial in five to ten minutes before the scheduled start time. When prompted, state pass code number '623458'. The conference call will also be available live on the company's Web site at www.bunge.com.

To access the web cast, go to the Bunge Web site and select 'Contact Us' from the left navigation menu. Open the 'Calendar of Events' subcategory and select the 'Web cast' link for the 'Q3 2002 Bunge Limited Earnings Release'. Follow the prompts to access the conference call. Please go to the Web site at least 15 minutes prior to the call to register, and download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EDT on October 21 and continuing through November 20, 2002. To listen to the replay, please dial (888) 203-1112, or, if located outside of the United States, dial (719) 457-0820. When prompted, state pass code number '623458'. A rebroadcast of the conference call will also be available on the company's Web site beginning at 2:00 p.m. EDT on October 21 and continuing through 12:00 p.m. EDT on November 20, 2002.

To locate the rebroadcast on the Web site, select 'News & Information' from the left navigation menu. Open the 'Audio Archive' subcategory and select the 'Web cast' link for the 'Q3 2002 Bunge Limited Earnings Release'. Follow the prompts to access the replay.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, international agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company and the largest producer and supplier of fertilizers to farmers in South America.



                                      5/10

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to successfully integrate Cereol's operations and recognize anticipated benefits from the acquisition, estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.








                                      6/10

Summary of Results
(In millions, except volumes, per share data and percentages)
--------------------------------------------------------------------------------

                                                          Third Quarter Ended
                                                    -----------------------------       Percent
                                                      09/30/2002      09/30/2001        Change
                                                    -------------   -------------   --------------
Volumes (in thousands of metric tons)                     21,374          21,497          (1)%

Net sales                                           $      3,603    $      3,151          14%
Gross profit                                                 496             333          49%
Income from operations                                       364             207          76%
Non-operating income (expense) - net                        (177)           (100)         77%
Income tax expense                                           (65)            (24)
Income from continuing operations before minority
   interest                                                  122              83          47%
Minority interest                                            (27)            (26)          4%
                                                     ------------   ------------
Income from continuing operations                             95              57          67%
                                                     ------------   ------------
Net income                                          $         95    $         57          67%
                                                     ============   ============

Earnings per common share - basic:
Income from continuing operations                   $        .96    $        .76          26%
Net income per share                                $        .96    $        .76          26%
Average shares outstanding                            99,250,814      75,221,060

--------------------------------------------------------------------------------------------------
Management's Performance Measurements
-------------------------------------
EBITDA (2)                                          $        402    $        243          65%
Adjusted EBITDA (3)                                          393             233          69%
Operating results (4)                                        215             135          59%
Readily marketable inventories (5)                         1,240             904          37%
Net financial debt (6)                                     1,355           1,722         (21)%
Adjusted net financial debt (7)                     $        115    $        818         (86)%

--------------------------------------------------------------------------------------------------


                                      7/10

Summary of Results
(In millions, except volumes, per share data and percentages)
--------------------------------------------------------------------------------

                                                               Nine Months Ended
                                                        ------------------------------      Percent
                                                          09/30/2002       09/30/2001       Change
                                                        -------------   --------------   ------------
Volumes (in thousands of metric tons)                         59,500          52,947           12%

Net sales                                               $      9,390    $      8,312           13%
Gross profit                                                   1,000             699           43%
Income from operations                                           629             379           66%
Non-operating income (expense) - net                            (283)           (232)          22%
Income tax expense                                              (104)            (28)
Income from continuing operations before minority
   interest                                                      242             119          103%
Minority interest                                                (61)            (43)          42%
                                                        ------------    ------------
Income from continuing operations                                181              76          138%
Discontinued operations, net of tax of $0                       --                 3
Cumulative effect of change in accounting
    principle, net of tax of $1 (2002) and  $4 (2001)(1)         (14)              7
                                                        ------------    ------------
Net income                                              $        167    $         86           94%
                                                        ============    ============

Earnings per common share - basic:
Income from continuing operations                       $       1.91    $       1.12           71%
Discontinued operations                                         --               .04
Cumulative effect of change in accounting
    principle                                                   (.15)            .10
                                                        ------------    ------------
Net income per share                                    $       1.76    $       1.26           40%
                                                        ============    ============
Average shares outstanding                                94,743,716      68,033,397

-----------------------------------------------------------------------------------------------------
Management's Performance Measurements
-------------------------------------
EBITDA (2)                                              $        747    $        493           52%
Adjusted EBITDA (3)                                              726             462           57%
Operating results (4)                                            379             197           92%
Readily marketable inventories (5)                             1,240             904           37%
Net financial debt (6)                                         1,355           1,722          (21)%
Adjusted net financial debt (7)                         $        115    $        818          (86)%
-----------------------------------------------------------------------------------------------------


(1) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangibles. As a result of this adoption, in the first quarter of 2002 Bunge recorded a charge of $14 million, net of tax of $1, representing a write-off of goodwill in the wheat milling bakery products segment. SFAS No. 142 changes the accounting for goodwill by eliminating the amortization of goodwill. Income from continuing operations and net income for the third quarter of 2001 would have been $58 million, or $0.77 per share, had we made adjustments to exclude goodwill amortization of $1 million, net of tax. Income from continuing operations for the first nine months of 2001 would have been $81 million and net income would have been $91 million, or $1.19 and $1.34 per share, respectively, had we made adjustments to exclude goodwill amortization of $5 million, net of tax. Effective January 1, 2001, Bunge adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result of this adoption, in the first nine months of 2001 Bunge recorded income of $7 million, net of tax of $4 million, for the fair value of previously unrecognized derivative instruments.
(2) Earnings before interest, taxes, depreciation, amortization ("EBITDA") equals income from operations plus depreciation, depletion and amortization.
(3) EBITDA less interest expense on debt financing readily marketable inventories.
(4) Operating results equals income from operations reduced by an allocation of net interest expense (interest income less interest expense) attributable to the financing of operating working capital including interest expense on debt financing readily marketable inventories and increased by the net interest earned on advances made to farmers. In addition, a portion of the foreign exchange results relating to debt financing operating working capital including readily marketable inventories is added for gains or deducted for losses from income from operations to derive operating results.
(5) Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.
(6) Net financial debt is the sum of short-term, long-term debt and current maturities of long-term debt less cash and cash equivalents and marketable securities.
(7) Net financial debt less readily marketable inventories.




                                      8/10

Segment Results
(In millions, except volumes and percentages)
--------------------------------------------------------------------------------

                                                Third Quarter Ended
                                               ----------------------    Percent
                                               09/30/2002  09/30/2001    Change
                                               ----------  ----------   --------
Volumes (in thousands of metric tons)
    Agribusiness                                 16,349       17,091      (4)%
    Fertilizer                                    3,708        3,100      20%

    Edible Oil Products (1)                         401          385       4%
    Wheat Milling and Bakery Products (1)           535          561      (5)%
    Other                                           381          360       6%
                                               --------     --------
         Total Food Products                      1,317        1,306       1%
                                               --------     --------
Total                                            21,374       21,497      (1)%
                                               ========     ========

Gross Profit
    Agribusiness                               $    338     $    182      86%
    Fertilizer                                      100           90      11%

    Edible Oil Products (1)                          21           29     (28)%
    Wheat Milling and Bakery Products (1)            20           17      18%
    Other                                            17           15      13%
                                               --------     --------
         Total Food Products                         58           61      (5)%
                                               --------     --------
Total                                          $    496     $    333      49%
                                               ========     ========

Income from Operations (2)
    Agribusiness                               $    284     $    130     118%
    Fertilizer                                       72           64      13%

    Edible Oil Products (1)                           2            7     (71)%
    Wheat Milling and Bakery Products (1)             5            1     400%
    Other                                            14           12      17%
                                               --------     --------
             Total Food Products                     21           20       5%
                                               --------     --------
    Unallocated                                     (13)          (7)
                                               --------     --------
Total                                          $    364     $    207      76%
                                               ========     ========


--------------------------------------------------------------------------------
(1) In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the wheat milling and bakery products segment to better reflect the operations of each of these food products segments. Accordingly, amounts for the third quarter ended September 30, 2001, have been reclassified to reflect this change.
(2) Income from operations is before net interest expense, foreign exchange results and income taxes.




                                      9/10

Segment Results
(In millions, except volumes and percentages)
--------------------------------------------------------------------------------

                                                  Nine Months Ended
                                               ----------------------    Percent
                                               09/30/2002  09/30/2001    Change
                                               ----------  ----------   --------
Volumes (in thousands of metric tons)
    Agribusiness                                 47,642       43,052       11%
    Fertilizer                                    7,999        6,065       32%

    Edible Oil Products (1)                       1,150        1,108        4%
    Wheat Milling and Bakery Products (1)         1,594        1,607       (1)%
    Other                                         1,115        1,115       -%
                                               --------     --------
         Total Food Products                      3,859        3,830        1%
                                               --------     --------
Total                                            59,500       52,947       12%
                                               ========     ========

Gross Profit
    Agribusiness                               $    624     $    361       73%
    Fertilizer                                      214          175       22%

    Edible Oil Products (1)                          68           79      (14)%
    Wheat Milling and Bakery Products (1)            56           49       14%
    Other                                            38           35        9%
                                               --------     --------
         Total Food Products                        162          163       (1)%
                                               --------     --------
Total                                          $  1,000     $    699       43%
                                               ========     ========

Income from Operations (2)
    Agribusiness                               $    470     $    228      106%
    Fertilizer                                      134          114       18%

    Edible Oil Products (1)                          11           19      (42)%
    Wheat Milling and Bakery Products (1)            15            6      150%
    Other                                            27           22       23%
                                               --------     --------
            Total Food Products                      53           47       13%
                                               --------     --------
    Unallocated                                     (28)         (10)
                                               --------     --------
Total                                          $    629     $    379       66%
                                               ========     ========


--------------------------------------------------------------------------------
(1) In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the wheat milling and bakery products segment to better reflect the operations of each of these food products segments. Accordingly, amounts for the nine months ended September 30, 2002 and 2001 have been reclassified to reflect this change.
(2) Income from operations is before net interest expense, foreign exchange results and income taxes.




                                     10/10